Filed by Iberdrola USA, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: UIL Holdings Corporation

(Commission File No. 001-15052)

The following communications were made available to employees of Iberdrola USA, Inc. and its subsidiaries on November 10, 2015.

Introducing AVANGRID!

Dear Colleagues,

Our efforts regarding the pending merger between UIL Holdings Corporation and Iberdrola USA, Inc. have reached another milestone. Subject to closing of the transaction, the newly listed U.S. holding company will be named AVANGRID, Inc., pronounced (ah-von-grid), and the company’s stock will be traded on the New York Stock Exchange under the ticker symbol “AGR.” This information is now public, and we wanted all employees to be aware of the name and its significance.

The elements of the name reflect a demonstrated commitment to providing quality service and solutions for our customers. Together, we hope the AVANGRID companies will represent many things including superior service, innovation, and investment in the U.S. energy industry.

The AVANGRID logo will adopt the Iberdrola Group’s world-wide brand standards and reflect the importance of nature and natural resources to the Group’s various businesses.

The announcement of the new U.S. holding company name is an exciting development. However, until the transaction closes we will continue to operate as Iberdrola USA and separate from UIL. The AVANGRID name will not be adopted as part of our operations until the transaction is closed. In the meantime, we are excited about the future and the opportunities that are to come. Our employees are critical to our success and to the service and reliability we provide our customers. You will receive updates as the process continues and concludes, including what this means for you as an individual.

Thank you,

/s/ Bob

Bob Kump

CEO Iberdrola USA Networks

Additional Information and Where to Find It

Iberdrola USA initially filed with the United States Securities and Exchange Commission (“SEC”) on July 17, 2015, a registration statement on Form S-4 containing a proxy statement which will be included as a prospectus, and other documents in connection with the proposed merger. The UIL proxy statement/prospectus will be sent to the shareowners of UIL. Each of Iberdrola USA and UIL will be filing other documents regarding the proposed transaction with the SEC. SHAREOWNERS OF UIL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER FILINGS THAT MAY BE MADE WITH THE SEC IN CONNECTION WITH THE MERGER WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The registration statement and proxy statement/prospectus and other documents which will be filed by Iberdrola USA with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov, on Iberdrola USA’s website at http://www.iberdrolausa.com or by contacting Iberdrola’s Investor Relations Department. You may also read and copy any reports, statements and other information filed by Iberdrola USA and UIL with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Certain executive officers and directors of UIL have interests in the proposed transaction that may differ from interests of shareowners generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this communication regarding matters that are not historical facts, are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future. Such forward-looking statements are based on our expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. In addition, risks and uncertainties related to the proposed merger with UIL include, but are not limited to, the expected timing and likelihood of completion of the pending merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the pending merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed merger in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed merger, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Iberdrola USA to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. New factors emerge from time to time and it is not possible for us to predict all such factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Forward-looking statements included in this communication speak only as of the date of this communication. Iberdrola USA does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this communication.

Introducing AVANGRID!

Dear Colleagues,

Our efforts regarding the pending merger between UIL Holdings Corporation and Iberdrola USA, Inc. have reached another milestone. Subject to closing of the transaction, the newly listed U.S. holding company will be named AVANGRID, Inc., pronounced (ah-von-grid), and the company’s stock will be traded on the New York Stock Exchange under the ticker symbol “AGR.” This information is now public, and we wanted all employees to be aware of the name and its significance.

The elements of the name reflect a demonstrated commitment to providing quality service and solutions for our customers. Together, we hope the AVANGRID companies will represent many things, including superior service, innovation, and investment in the U.S. energy industry.

The AVANGRID logo will adopt the Iberdrola Group’s world-wide brand standards and reflect the importance of nature and natural resources to the Group’s various businesses.

The announcement of the new U.S. holding company name is an exciting development. However, until the transaction closes we will continue to operate as Iberdrola USA and separate from UIL. The AVANGRID name will not be adopted as part of our operations until the transaction is closed. In the meantime, we are excited about the future and the opportunities that are to come. Our employees are critical to our success and to the service and reliability we provide our customers. You will receive updates as the process continues and concludes, including what this means for you as an individual.

Thank you,

Frank Burkhartsmeyer

CEO Iberdrola Renewables

Additional Information and Where to Find It

Iberdrola USA initially filed with the United States Securities and Exchange Commission (“SEC”) on July 17, 2015, a registration statement on Form S-4 containing a proxy statement which will be included as a prospectus, and other documents in connection with the proposed merger. The UIL proxy statement/prospectus will be sent to the shareowners of UIL. Each of Iberdrola USA and UIL will be filing other documents regarding the proposed transaction with the SEC. SHAREOWNERS OF UIL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER FILINGS THAT MAY BE MADE WITH THE SEC IN CONNECTION WITH THE MERGER WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The registration statement and proxy statement/prospectus and other documents which will be filed by Iberdrola USA with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov, on Iberdrola USA’s website at http://www.iberdrolausa.com or by contacting Iberdrola’s Investor Relations Department. You may also read and copy any reports, statements and other information filed by Iberdrola USA and UIL with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Certain executive officers and directors of UIL have interests in the proposed transaction that may differ from interests of shareowners generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this communication regarding matters that are not historical facts, are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future. Such forward-looking statements are based on our expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. In addition, risks and uncertainties related to the proposed merger with UIL include, but are not limited to, the expected timing and likelihood of completion of the pending merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the pending merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed merger in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed merger, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Iberdrola USA to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. New factors emerge from time to time and it is not possible for us to predict all such factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Forward-looking statements included in this communication speak only as of the date of this communication. Iberdrola USA does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this communication.

Introducing AVANGRID!

Dear Colleagues,

Our efforts regarding the pending merger between UIL Holdings Corporation and Iberdrola USA, Inc. have reached another milestone. Subject to closing of the transaction, the newly listed U.S. holding company will be named AVANGRID, Inc., pronounced (ah-von-grid), and the company’s stock will be traded on the New York Stock Exchange under the ticker symbol “AGR.” This information is now public, and we wanted all employees to be aware of the name and its significance.

The elements of the name reflect a demonstrated commitment to providing quality service and solutions for our customers. Together, we hope the AVANGRID companies will represent many things, including superior service, innovation, and investment in the U.S. energy industry.

The AVANGRID logo will adopt the Iberdrola Group’s world-wide brand standards and reflect the importance of nature and natural resources to the Group’s various businesses.

The announcement of the new U.S. holding company name is an exciting development. However, until the transaction closes we will continue to operate as Iberdrola USA and separate from UIL. The AVANGRID name will not be adopted as part of our operations until the transaction is closed. In the meantime, we are excited about the future and the opportunities that are to come. Our employees are critical to our success and to the service and reliability we provide our customers. You will receive updates as the process continues and concludes, including what this means for you as an individual.

Thank you,

Daryl W. Gee

CEO Iberdrola Energy Holdings

Additional Information and Where to Find It

Iberdrola USA initially filed with the United States Securities and Exchange Commission (“SEC”) on July 17, 2015, a registration statement on Form S-4 containing a proxy statement which will be included as a prospectus, and other documents in connection with the proposed merger. The UIL proxy statement/prospectus will be sent to the shareowners of UIL. Each of Iberdrola USA and UIL will be filing other documents regarding the proposed transaction with the SEC. SHAREOWNERS OF UIL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER FILINGS THAT MAY BE MADE WITH THE SEC IN CONNECTION WITH THE MERGER WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The registration statement and proxy statement/prospectus and other documents which will be filed by Iberdrola USA with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov, on Iberdrola USA’s website at http://www.iberdrolausa.com or by contacting Iberdrola’s Investor Relations Department. You may also read and copy any reports, statements and other information filed by Iberdrola USA and UIL with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Certain executive officers and directors of UIL have interests in the proposed transaction that may differ from interests of shareowners generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this communication regarding matters that are not historical facts, are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future. Such forward-looking statements are based on our expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. In addition, risks and uncertainties related to the proposed merger with UIL include, but are not limited to, the expected timing and likelihood of completion of the pending merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the pending merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed merger in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed merger, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Iberdrola USA to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. New factors emerge from time to time and it is not possible for us to predict all such factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Forward-looking statements included in this communication speak only as of the date of this communication. Iberdrola USA does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this communication.